UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Juroku Ginko
(Name of Subject Company)
The Juroku Bank, Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
The Juroku Bank, Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
The Juroku Bank, Ltd. Attn: Eiji Kodama 8-26, Kandamachi, Gifu-shi, Gifu 500-8516, Japan +81-58-265-2111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

 PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number
99.1	Notice Regarding Transformation to a Holding Company Structure through Sole Share Transfer, dated May 13, 2021 (English Translation).
99.2	Reference material entitled “Transformation to a Holding Company Structure,” dated May 13, 2021 (English Translation).

(b) Not applicable.

Item 2.  Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

The Juroku Bank, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated September 24, 2020.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Juroku Bank, Ltd.

/s/ Eiji Kodama

Name:	Eiji Kodama

Title:	Executive Officer and General Manager, Corporate Planning Division

Date: May 13, 2021